Cooper-Standard Automotive Announces Second Quarter 2007 Results

Novi, Mich., August 14, 2007 – Cooper-Standard Holdings Inc., the parent company of Cooper-Standard Automotive Inc., today announced its second quarter 2007 financial results. The Company is a leading tier one supplier to the global automotive industry. Its primary businesses include Body and Chassis Systems, consisting of sealing, noise, vibration, and harshness control parts, and Fluid Handling Systems, consisting of subsystems and components that direct, control, measure, and transport fluids and vapors throughout the vehicle. For the second quarter 2007 the Company reported sales of $624.0 million, operating profit of $38.5 million, and net income of $9.7 million.

A summary of the unaudited financial results for the quarter and year to date follows

(in $ millions):

Qtr. Ending June 30,			YTD June 30,
2006	2007		2006	2007
$592.5	$624.0	Net Sales	$1,132.9	$1,200.3
$38.4	$38.5	Operating Profit	$66.6	$70.7
$22.0	$18.3	Earnings Before Taxes	$29.9	$27.7
$20.1	$9.7	Net Income	$25.5	$14.4

Sales in the second quarter of 2007 were $31.5 million higher than the same period in 2006. The increase resulted primarily from the full quarter impact of the acquisition of the ACH fuel rails business at the end of the first quarter, favorable foreign exchange and increased sales for the quarter in Europe and South America, offset by the impact of volume declines in North America.

Net income was $9.7 million, down $10.4 million from 2006, driven by a change in the effective tax rate and an increase in restructuring charges. The change in effective tax rate was due primarily to the non-recognition of income tax benefits on operating losses in the U.S. and certain foreign jurisdictions. Earnings before taxes (EBT) were $18.3 million, a decrease of $3.7 million compared to the same period in 2006. Second quarter 2007 net interest expense was $21.0 million compared to 2006 net interest expense of $21.9 million, resulting primarily from reduced debt levels, offset somewhat by higher short term interest rates.

“We remain encouraged by our second quarter results as we continue to demonstrate strong operating performance,” said Jim McElya, chairman and CEO. ”We have been integrating businesses and implementing our global operational strategic footprint to better serve our customers in existing and emerging automotive markets. We were pleased to announce the agreement to purchase the Metzeler Automotive Profile Systems (MAPS) German, Italian and Polish operations, including joint venture interests in Asia. This acquisition is another step for the company to continue to grow our market share in Europe and Asia and broaden our global customer base.”

Highlights of the Second Quarter 2007

-	Key Launches: Some of the new products and programs the company launched during the second quarter of 2007 included:
•	Ford (Volvo V70 & XC 70)
•	Iveco (F1A/Heavy Duty Truck)
•	Peugeot (307)
-	Awards & Recognitions:
•	DaimlerChrysler’s External Balanced Score Card “Best” award for quality and performance in tubular products.
-	Net New Business Awards: Year to date, the Company has been awarded $125.6 million in new, replacement, or conquest business, net of losses, run-outs and cancellations.

-	Significant Financial Accomplishments:
•	Sustained strong Adjusted EBITDA margins (12.8%)
•	Continued cash generation from operations for the second quarter ($49.4 million) and ($91.7) year to date.
•	Debt repayments of $8.5 million ($5 million voluntarily)

Adjusted EBITDA Reconciliation

Adjusted EBITDA for the second quarter was $79.6 million, up $1.9 million from the second quarter of 2006, as presented in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Net income	$20.1	9.7	$25.6	$14.4
Provision for income tax expense	1.9	8.6	4.3	13.4
Interest expense, net of interest income	21.9	21.1	42.2	42.9
Depreciation and amortization	35.3	31.3	67.7	61.2
EBITDA	$79.2	$70.7	$139.8	$131.9
Restructuring	3.7	9.1	5.9	13.8
Foreign exchange gain (1)	(5.2)	(0.2)	(5.1)	(0.5)
Inventory write-up(2)	-	-	2.1	-
Adjusted EBITDA	$77.7	$79.6	$142.7	$145.2

(1) Unrealized foreign exchange gain on indebtedness related to 2004 Acquisition.

(2) A write-up of inventory to fair value at the date of the FHS acquisition.

Restructuring efforts in North America and Europe continued in 2007. The increase of $5.4 million over the same period in 2006 was primarily related to restructuring in the European and North American Body & Chassis business.

Management uses Adjusted EBITDA as a measure of performance and to demonstrate compliance with debt covenants. Adjusted EBITDA may vary slightly from the amount used in calculating indenture covenant compliance due to the classification of joint venture equity earnings and Pro Forma acquisition results. EBITDA and Adjusted EBITDA should not be construed as income from operations or net income, as determined by generally accepted accounting principles. Other companies may report EBITDA differently. Management also uses Adjusted EBITDA margin as a measure of its financial performance.

Cooper-Standard Automotive will hold a conference call with investors on Wednesday, August 15, 2007, at 9:00 a.m. EST to discuss its 2007 second quarter results, provide a general business update, and respond to investor questions.

A copy of the earnings call presentation to be used on August 15th will be available in PDF format on the company website at: http://www.cooperstandard.com under the Presentations section of the Investor Relations page 30 minutes prior to the call.

To participate, North American callers should dial toll-free: 800-741-7590 (international callers dial 001-212-231-6021). Callers should ask to be connected to the Cooper-Standard Automotive call. Financial and automotive analysts are invited to ask questions after the presentations are made.

Callers unable to participate during the live teleconference may visit the Investor Relations portion of the Cooper-Standard website (www.cooperstandard.com) after 11:00 a.m. on August 15, 2007 for detailed instructions on accessing an audio replay of the call. North American callers dial 800-633-8284 (international callers dial 001-402-977-9140). At the prompt, enter the following reservation code: 21344861.

For further detail, refer to the company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission and posted on the company’s website at: www.cooperstandard.com

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Mich., is a leading automotive supplier specializing in the manufacture and marketing of systems and components for the global automotive industry. The Company’s primary businesses include Body and Chassis Systems, consisting of sealing, noise, vibration, and harshness control parts, and Fluid Handling Systems, consisting of subsystems and components that direct, control, measure, and transport fluids and vapors for the global automotive industry. Cooper-Standard Automotive Inc. employs more than 16,000 across 63 facilities in 15 countries. For more information, visit the company’s website at: www.cooperstandard.com.

Cooper-Standard is a privately-held portfolio company of The Cypress Group and Goldman Sachs Capital Partners Funds.

The Cypress Group is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital Partners Funds are part of the firm’s Principal Investment Area in the Merchant Banking Division. Since 1986, Goldman Sachs’ Principal Investment Area has formed 13 investment vehicles aggregating $56 billion of capital to date.

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on many factors, including, without limitation: our substantial leverage; limitations on flexibility in operating our business contained in our debt agreements; our dependence on the automotive industry; availability and cost of raw materials; our dependence on certain major customers; competition in our industry; our conducting operations outside the United States; the uncertainty of our ability to achieve expected Lean savings; our exposure to product liability and warranty claims; labor conditions; our vulnerability to rising interest rates; our ability to meet our customers’ needs for new and improved products in a timely manner; our ability to attract and retain key personnel; the possibility that our owners’ interests will conflict with yours; our new status as a stand-alone company; our legal rights to our intellectual property portfolio; our underfunded pension plans; environmental and other regulations; and the possibility that our acquisition strategy will not be successful. There may be other factors that may cause our actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statement. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

Contact for Analysts:

Tim Griffith, Vice President & Treasurer, Cooper-Standard Automotive, (248) 596-6031, ttgriffith@cooperstandard.com

Contact for Media:

Barry Von Lanken, Manager Marketing Services, Cooper-Standard Automotive, (248) 596-6034, bgvonlanken@cooperstandard.com